PRINCIPAL HIGH YIELD FUND, INC.
                          DES MOINES, IOWA 50392-0200
                                  ____________

                                   NOTICE OF
                        SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON JUNE 26, 2002
                                  ___________

To the Shareholders:

Notice hereby is given that a special meeting of the shareholders of Principal High Yield Fund, Inc. (High Yield Fund) will be held at 2:00 p.m. C.D.T., on June 26, 2002, at the offices of Principal Management Corporation, 680 8th Street, Des Moines, Iowa 50392-0200. The meeting is being held to consider and vote on the following matter as well as any other business that may properly come before the meeting or any adjournment thereof:

     1. Approval of an Agreement and Plan of Acquisition among the High Yield Fund, Inc., the Principal Bond Fund, Inc. and Principal Management Corporation, and the transactions contemplated thereby, pursuant to which the Bond Fund will acquire all the assets and assume all the liabilities of the High Yield Fund and issue in exchange shares of its Class A and Class B common stock, and the High Yield Fund will distribute those shares to its Class A and Class B shareholders in redemption of all its outstanding shares and then dissolve.

You are entitled to notice of and to vote at the meeting, and any adjournment, if you owned shares of the High Yield Fund at the close of business on May 1, 2002, the record date for the meeting.

Your vote is important. No matter how many shares you own, please read the attached prospectus/proxy statement, and vote today.
LOGO

                                        /s/A. S. Filean
                                        For the Board of Directors
                                        Arthur S. Filean
                                        Senior Vice-President and Secretary

                                        May 18, 2002